Exhibit 12

PORTLAND GENERAL ELECTRIC COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,	Years Ended December 31,
	2010	2009	2008	2007	2006	2005
	(Thousands of Dollars)
Income From Continuing Operations Before Income Taxes	139,741	131,636	121,825	220,123	107,240	105,759
Fixed Charges From Below	100,300	129,948	111,589	98,682	91,846	85,330

Total Earnings	240,041	261,584	233,414	318,805	199,086	191,089

Fixed Charges:
Interest Expense	82,148	103,389	90,257	74,362	68,932	68,359
Capitalized Interest	8,110	11,816	6,184	9,596	8,482	3,717
Interest On Certain Long-Term Power Contracts	6,501	10,038	10,010	9,552	9,927	8,634
Estimated Interest Factor In Rental Expense	3,541	4,705	5,138	5,172	4,505	4,620

Total Fixed Charges	100,300	129,948	111,589	98,682	91,846	85,330

Ratio Of Earnings To Fixed Charges	2.39	2.01	2.09	3.23	2.17	2.24